UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File No. 001-38691

AURORA CANNABIS INC.

(Translation of registrant's name into English)

2207 90B St. SW

Edmonton, Alberta T6X 1V8

Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐ Form 40-F  ☒

EXPLANATORY NOTE

This current report on Form 6-K is being furnished with an updated version of Exhibit 99.1, the news release dated July 25, 2024, which corrects certain textual errors contained therein.

SUBMITTED HEREWITH

Exhibits	Description
99.1	News Release dated July 25, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA CANNABIS INC.

/s/ Miguel Martin
Miguel Martin
Chief Executive Officer

Date: July 25, 2024